UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BOISE INC.

(Name of Subject Company)

BOISE INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Karen E. Gowland

Senior Vice President, General Counsel and Secretary

Boise Inc.

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

(208) 384-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company is Boise Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 1111 West Jefferson Street, Suite 200, Boise, Idaho 83702-5388. The telephone number for the Company’s principal executive offices is (208) 384-7000.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”). As of the close of business on September 20, 2013, there were 100,882,451 shares of Company Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth above in “Item 1. Subject Company Information — Name and Address.”

Tender Offer.

This Statement relates to the cash tender offer by Bee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Packaging Corporation of America (“Parent”), to purchase all of the outstanding shares (the “Shares”) of Company Common Stock at a purchase price of $12.55 per Share (such amount or any greater amount per Share that may be paid pursuant to the Offer, the “Offer Price”), net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated September 26, 2013 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 16, 2013 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent (the “Surviving Company”). The Merger will be governed by Section 251(h) of the DGCL, and consequently no stockholder vote will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares owned by Parent, Purchaser, any other direct or indirect wholly-owned subsidiary of Parent or the Company, or by any stockholder of the Company who or which properly exercises appraisal rights pursuant to Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable law. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is initially scheduled to expire at 12:00 midnight (Eastern Time) on October 24, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 1955 West Field Court, Lake Forest, Illinois 60045, and the telephone number at such offices is (847) 482-3000.

In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

Arrangements with Parent and Purchaser.

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 10 — “The Merger Agreement; Other Agreements — Merger Agreement” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1 — “Terms of the Offer” and Section 15 — “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. Such disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance” below), the rights of the Company’s stockholders to receive the Offer Price and the Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, the rights of the Company (on behalf of stockholders) to pursue certain equitable remedies on stockholders’ behalf and the rights of certain financing sources of Parent and Purchaser as set forth in the Merger Agreement, nothing in the Merger Agreement shall confer any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Representation on Board.

The Merger Agreement provides that, promptly upon purchasing pursuant to the Offer that number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the Shares, if any, then owned, directly or indirectly, by Parent or Purchaser or their respective subsidiaries, represents a majority of all the outstanding Shares on a fully diluted basis (after giving effect to the cancellation of outstanding stock options, restricted stock units and performance unit awards issued under the Boise Inc. Incentive and Performance Plan) (the “Minimum Condition”), and from time to time thereafter, Purchaser will be entitled, subject to applicable law and the rules and regulations, including listing standards, of the New York Stock Exchange (the “Securities Exchange Rules”), to designate such number of directors, rounded up to the next whole number, on the board of directors of the Company (the “Company Board”) as will give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (after giving effect to any increase in the number of directors as described below) and the percentage that such number of Shares so purchased (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company is required, upon request by Purchaser, to promptly increase the size of the Company Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and to cause Purchaser’s designees to be so elected or appointed. Subject to applicable law and the Securities Exchange Rules and certain limitations set forth in the Merger Agreement, the Company will, to the extent requested by Parent, also cause individuals so designated to constitute the same percentage as such individuals represent of the entire Company Board (but no less than a majority) on each committee of the Company Board.

So long as there is at least one director of the Company on the Company Board who is (i) an individual serving as a director of the Company from and after the date of the Merger Agreement or (ii) an individual becoming a director of the Company after the date of the Merger Agreement whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least two-thirds of the directors described in clause (i) or this clause (ii) then comprising the Company Board other than a designee of Parent or Purchaser (each such director, a “Continuing Director”), any amendment or termination of the Merger Agreement requiring action by the Company Board, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement and any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company, any exercise of the Company’s rights or remedies under the Merger Agreement or any other action by the Company Board with respect to the transactions contemplated thereby, if such action could reasonably be expected to adversely affect any holders of Shares other than Parent, Purchaser or their subsidiaries, will require authorization by a majority of the Continuing Directors (or by the sole Continuing Director if there is only one).

For more information see Section 10 — “The Merger Agreement; Other Agreements — Merger Agreement — Boise’s Board of Directors” in the Offer to Purchase.

The summary of the provisions of the Merger Agreement concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Confidentiality Agreement.

On September 6, 2013, Boise Paper Holdings, L.L.C., an indirect wholly-owned subsidiary of the Company (“BPH”), and Parent entered into a Confidentiality Agreement (the “Confidentiality Agreement”) that superseded all prior confidentiality agreements between the parties, and pursuant to which Parent agreed that, subject to certain limitations, any non-public information concerning the Company and its subsidiaries furnished to it or its representatives by or on behalf of the Company and BPH would, for a period of one year from the date of the Confidentiality Agreement, be used by Parent and its representatives solely for the purpose of evaluating a possible business combination transaction between Parent and the Company and would be kept confidential, except as otherwise provided in the Confidentiality Agreement. Parent also agreed that, subject to certain limited exceptions, it and its affiliates would not solicit for employment certain of the Company’s employees prior to May 2, 2015.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.

The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Company Board was aware of these potentially differing interests (including as a result of equity awards and severance agreements discussed in this Schedule 14D-9) and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation.”

Treatment of Shares Held by Directors and Executive Officers Pursuant to the Offer and the Merger.

The Company’s directors and executive officers who tender their Shares in the Offer will receive the same cash consideration per Share (on the same terms and conditions) as the other stockholders of the Company who tender their Shares in the Offer. If the directors and executive officers did not tender their Shares in the Offer and the Merger were to occur, they would receive the same cash consideration per Share (on the same terms and conditions) in the Merger as the other stockholders of the Company.

Effect of the Merger Agreement on Equity Awards.

Treatment of Company Options.

The Merger Agreement provides that immediately prior to the Acceptance Time, each outstanding compensatory option to purchase shares of Company Common Stock (“Company Option”) under the Boise Inc. Incentive and Performance Plan (the “Company Equity Plan”) will become fully vested and exercisable and will be cancelled, with the holder thereof becoming entitled to receive a cash payment from the Company equal to the product obtained by multiplying (i) the excess, if any, of the Offer Price over the exercise price per share of such Company Option by (ii) the number of shares of Company Common Stock issuable upon exercise of such Company Option, subject to any withholding of taxes required by applicable law.

None of the Company’s non-employee directors hold Company Options. Based upon the holdings of Company Options as of September 20, 2013, the respective exercise price of such options and the Offer Price of $12.55, the consideration that each of the Company’s executive officers would receive with respect to their Company Options in connection with the Offer and Merger is as follows:

Name of Executive Officer	Number of Vested Company Options	Payments in Respect of Vested Company Options ($)	Number of Unvested Company Options	Payments in Respect of Unvested Company Options ($)(1)	Total Company Option Payments ($)
Alexander Toeldte	131,904	547,836	197,130	1,029,559	1,577,395
Samuel K. Cotterell	29,151	121,145	43,799	228,554	349,699
Judith M. Lassa	21,238	88,208	31,740	165,762	253,970
Karen E. Gowland	21,238	88,208	31,740	165,762	253,970
Robert Strenge	19,580	81,062	28,424	149,073	230,135
Bernadette Madarieta	9,871	40,769	14,016	73,757	114,526

(1)	Includes payment in respect of dividend equivalent rights.

Treatment of Company Restricted Stock Units.

The Merger Agreement provides that, as of the time that Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), each outstanding restricted stock unit as of immediately prior to the Acceptance Time (other than Company Performance Unit Awards) entitling the recipient to receive, upon vesting, shares of Company Common Stock granted under the Company Equity Plan (“Company RSU”), whether or not vested, will be cancelled in exchange for the right to receive a cash payment, without interest, equal to the product obtained by multiplying (i) the Offer Price by (ii) the number of shares of Company Common Stock underlying such Company RSU (assuming full vesting of such Company RSU), subject to any withholding of taxes required by applicable law.

The Merger Agreement provides that, as of the Acceptance Time, each restricted stock unit outstanding as of immediately prior to the Acceptance Time that entitles the recipient to receive, upon vesting based upon the attainment of designated performance goals, shares of Company Common Stock granted under the Company Equity Plan (“Company Performance Unit Awards”), whether or not vested, will be cancelled in exchange for the right to receive a cash payment, without interest. For Company Performance Unit Awards for which the applicable performance measure is total stockholder return, the cash payment will be equal to the product obtained by multiplying the Offer Price by the number of shares of Company Common Stock which may be earned pursuant to such Company Performance Unit Award based upon actual performance through the Acceptance Time. For other Company Performance Unit Awards, the cash payment will be equal to the product obtained by multiplying (i) the Offer Price by (ii) the greater of (a) the number of shares of Company Common Stock which may be earned pursuant to such Company Performance Unit Award based upon performance at the target level of performance and (b) the number of shares of Company Common Stock which may be earned pursuant to such Company Performance Unit Award based upon actual performance prior to the Acceptance Time (determined in accordance with the provisions of the award agreement governing such Company Performance Unit Award), subject to any withholding of taxes required by applicable law.

None of the Company’s non-employee directors hold Company RSUs or Company Performance Unit Awards. Based upon the holdings of Company RSUs and Company Performance Unit Awards as of September 20, 2013 and the Offer Price of $12.55, the consideration that each of the Company’s executive officers would receive with respect to their Company RSUs and Company Performance Unit Awards in connection with the Offer and Merger is as follows:

Name of Executive Officer	Number of Company RSUs	Payments in Respect of Company RSUs ($)(1)	Number of Company Performance Unit Awards	Payments in Respect of Company Performance Unit Awards ($)(2)
Alexander Toeldte	90,462	1,135,298	306,146	4,927,397
Samuel K. Cotterell	43,021	562,177	70,034	1,128,756
Judith M. Lassa	68,374	874,321	73,534	1,213,691
Karen E. Gowland	33,916	441,873	56,110	911,575
Robert Strenge	26,515	347,798	42,343	682,639
Bernadette Madarieta	0	0	20,947	339,076

(1)	Includes payments in respect of dividend equivalent rights.
(2)	Includes payments in respect of dividend equivalent rights. For those Company Performance Unit Awards measured based on our comparative total stockholder return, the calculations assume performance corresponding to a maximum payout. The actual adjustment, which will depend on actual performance through the Acceptance Time, cannot be finally determined until the consummation of the Offer.

Treatment of Company Restricted Stock Awards.

The Merger Agreement provides that, as of the Acceptance Time, each restricted share of Company Common Stock (“Company Restricted Stock”) outstanding as of immediately prior to the Acceptance Time will, by virtue of the occurrence of the Acceptance Time and without any action on the part of any holder of any share of Company Restricted Stock, be fully vested immediately prior to the Acceptance Time and treated in the manner set forth in the Merger Agreement with respect to Shares generally.

Based upon the holdings of Company Restricted Stock as of September 20, 2013 and the Merger Consideration of $12.55, the consideration that each of the Company’s executive officers and directors would receive with respect to their Company Restricted Stock in connection with the Offer and Merger is as follows:

Name of Executive Officer or Director	Number of Shares of Company Restricted Stock	Payments in Respect of Restricted Stock ($)(1)
Carl A. Albert	69,183	868,247
Jonathan W. Berger	12,579	157,866
Jack Goldman	12,579	157,866
Heinrich R. Lenz	12,579	157,866
Jason G. Weiss	12,579	157,866
Alexander Toeldte	98,765	1,340,397
Samuel K. Cotterell	0	0
Judith M. Lassa	0	0
Karen E. Gowland	0	0
Robert Strenge	0	0
Bernadette Madarieta	13,164	172,829

(1)	Includes payments in respect of dividend equivalent rights.

Severance Agreements with Executive Officers.

The Company’s executive officers have entered into severance agreements with Boise Paper Holdings, L.L.C. which provide severance benefits upon termination of the executive’s employment under certain circumstances.

The executive officer will receive the benefits provided under the agreement if the executive officer voluntarily terminates employment with good reason or the officer’s employment is involuntarily terminated without cause (referred to as a “qualifying termination”). These benefits generally consist of (i) a lump sum severance payment and (ii) continued participation in the Company’s benefit plans (or, for the chief executive officer, a payment in lieu of such continued participation). In addition, each of Ms. Lassa’s and Ms. Gowland’s agreements provides that if she has satisfied the service, but not the age, requirements of the Boise Paper Holdings, L.L.C. Supplemental Early Retirement Plan for Certain Elected Officers (the “SERP”), as in effect immediately prior to her separation, she will receive a monthly benefit, commencing on the earliest date she could have elected to begin receiving benefits under the SERP, equal to the benefit to which she would have been entitled under the SERP, had she satisfied the age and service requirements as of the date of her separation.

Based on compensation and benefit levels as of September 20, 2013, and assuming (i) that the effective time of the Merger occurs on October 25, 2013, and (ii) that, for purposes of the amounts set forth in the table below, each of the listed executive officers experiences a qualifying termination of employment on such date, the executive officers would be entitled to receive the listed cash payments and benefits in addition to all of the payments described above with respect to Company equity awards. The dates used to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Name of Executive Officer	Severance Payments ($)	Benefit Continuation ($)(1)	Unvested Pension Balance ($)(2)	Total ($)
Alexander Toeldte	3,400,000	37,202	0	3,437,202
Samuel K. Cotterell	1,402,500	9,377	0	1,411,877
Judith M. Lassa	1,442,000	8,575	931,033	2,381,608
Karen E. Gowland	635,250	18,392	942,542	1,596,184
Robert Strenge	547,800	15,085	0	562,885
Bernadette Madarieta	420,500	11,441	0	431,941

(1)	The continuation of health and welfare benefit values are actuarial estimates of the Company’s cost of continuing the benefit, based on our actual costs in 2012. Ms. Lassa’s, Ms. Gowland’s and Mr. Strenge’s severance agreements also provide for continuation of his or her supplemental life insurance benefit, the value of which is estimated based on 2013 premium costs.
(2)	In calculating the present values shown, SERP benefits are assumed to commence as of the first of the month following the Named Executive Officer reaching age 55. Present values are calculated as of October 1, 2013, using a 5.21% discount rate and the RP-2000 annuitant and non-annuitant mortality tables with static projections of mortality improvements as prescribed for 2014 funding valuations by Section 430(h)(3)(A) of the Internal Revenue Code of 1986, as amended.

Employee Benefit Matters.

The Merger Agreement provides that as of the Acceptance Time, and until the later of December 31, 2014 and one (1) year following the Effective Time, Parent agrees to (i) provide each employee of the Company or its subsidiaries as of the Acceptance Time with employee benefits, base salary or wages, incentive compensation opportunities, severance and other compensation that are not less favorable, in the aggregate, than those in effect for such employee immediately prior to the Acceptance Time and (ii) provide each such employee who incurs a termination of employment during such period with severance payments and severance benefits that are no less favorable than the severance payments and severance benefits to which such employee would have been entitled with respect to such termination under the severance plans or policies of the Company or the applicable subsidiary as in effect immediately prior to the Acceptance Time. Parent also agrees that, from and after the Acceptance Time, with respect to the 2013 calendar year, Parent shall continue to maintain each of the Company’s annual bonus and incentive compensation plans and programs without adverse amendment, measure performance under such plans against the applicable performance goals in a manner that is consistent with the practice of the Company prior to the Acceptance Time and pay out the full amount of earned awards to participants in such plans according to the terms of such plans without application of any discretionary right to reduce the amount payable.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.

Parent and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Acceptance Time in favor of each present and former director and officer of the Company or any of its subsidiaries, and each individual who is serving or has served at the request of the Company as a director, officer or trustee of another corporation, partnership, association, limited liability company, joint venture, trust or other entity or organization (each such individual, an “Indemnified Party”), as provided in the Company’s and its subsidiaries’ respective certificates of incorporation or bylaws (or comparable organizational documents) or any indemnification or other agreements of the Company or any of its subsidiaries, in each case as in effect as of immediately prior to the Acceptance Time, shall be honored and fulfilled in all respects following the Acceptance Time. The Company had previously entered into indemnification agreements with its directors and certain of its executive officers. These agreements confirm the Company’s obligations to indemnify the directors and officers to the fullest extent permitted by law. The agreements also provide that the Company will advance, if requested by an Indemnified Party, any and all expenses incurred in connection with a proceeding, subject to reimbursement by the indemnified person should a final judicial determination be made that indemnification is not available under applicable law. The Company’s obligations under the agreements continue after the Indemnified Party is no longer serving the Company with respect to claims based on the Indemnified Party’s service for the Company. In addition, the Merger Agreement provides that, for a period of six years after the Effective Time, Parent and its subsidiaries will cause the certificate of incorporation or bylaws (or comparable organizational documents) of each of the Surviving Company and its subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation that are at least as favorable as the indemnification, advancement of expenses and exculpation provisions contained in the certificates of incorporation and bylaws (or comparable organizational documents) of the Company and its subsidiaries as of the date of the Merger Agreement.

In addition, from and after the Acceptance Time to the date that is the sixth anniversary of the Effective Time, the Company and its subsidiaries are required to (and Parent has agreed to and will cause the Surviving Company and its subsidiaries to) indemnify and hold harmless each Indemnified Party from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent arising directly or indirectly out of or pertaining directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or (ii) any of the transactions contemplated by the Merger Agreement. Furthermore, during such period, the Company and its subsidiaries are required to (and Parent has agreed to and will cause the Surviving Company and its subsidiaries to) advance, prior to the final disposition for which indemnification may be sought under the Merger Agreement, all reasonable costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection therewith upon receipt of an undertaking by such Indemnified Party to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification. So long as any Indemnified Party, prior to the sixth anniversary of the Effective Time, delivers to Parent a written notice asserting a claim for indemnification under the provisions of the Merger Agreement, then such Indemnified Party’s right to advancement of costs, fees and expenses pursuant to the Merger Agreement with respect to the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved.

Prior to the Acceptance Time, the Company will purchase a six-year “tail” prepaid directors’ and officers’ liability insurance policy on terms with respect to the coverage and amount that are equivalent to those of the Company’s directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement, for the benefit of the Indemnified Parties with respect to their acts or omissions occurring at or prior to the Effective Time (the “Tail Policy”). Parent must cause the Surviving Company to maintain the Tail Policy in full force and effect for the entire coverage period of the Tail Policy.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board.

The Company Board, during a meeting held on September 15 and 16, 2013, by unanimous vote determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders and adopted and approved the Merger Agreement and the transactions contemplated thereby, including that the Merger will be governed by Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the Acceptance Time.

Accordingly, the Company Board unanimously recommends that Company stockholders accept the Offer and tender their Shares in the Offer.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer.

In pursuing its objective of enhancing stockholder value, the Company Board from time to time has considered opportunities for a variety of transactions, including potential strategic acquisitions, dispositions and business combinations.

Over the past several years, representatives of the Company had discussed potential business combinations or joint ventures with a large paper and packaging producer (“Party A”). On December 22, 2011, the Company entered into an updated confidentiality agreement with Party A to aid the Company and Party A in evaluating potential transactions involving each other’s paper and packaging assets. Throughout January 2012, representatives from the Company and Party A engaged in mutual due diligence and had several telephonic meetings to discuss possible transaction structures and preliminary valuations of their respective paper and packaging assets. By mid-to-late January 2012, the Company Board had determined that, given internal restructuring options available to the Company at that time, it was premature to pursue a transaction with Party A, but that the Company should keep the lines of communication open for a potential transaction in the future.

In the spring of 2012, the Company analyzed a possible division of the Company into separate paper and packaging companies, including the key legal, business and tax considerations that would inform such a decision. The Company Board also began to consider options for the Company’s packaging business should a sale of the paper business take place.

Later during the spring of 2012, a member of the Company Board discussed with a private equity firm (“Party B”) a potential transaction with respect to the Company’s paper business. Following up on these conversations, on June 13, 2012, Party B sent the Company a proposal with respect to a possible joint venture, whereby Party B would purchase a majority stake in the Company’s paper business and the Company would retain a minority stake. On June 14, 2012, Alexander Toeldte, the President and CEO of the Company, and Carl Albert, the Chairman of the Company Board, met with a representative of Party B to discuss the June 13 proposal. On June 15, 2012, the Company Board was updated regarding Party B’s June 13 proposal and Mr. Toeldte’s and Mr. Albert’s June 14 meeting with Party B’s representative. On June 18, 2012, the Company Board formally met to discuss Party B’s proposal. At that meeting, the Company Board determined not to pursue a transaction with Party B until a deeper review of strategic alternatives could be undertaken and then evaluated at the Company Board’s regularly scheduled July 2012 meeting. On July 18, 2012, Party B delivered a written summary of terms related to its June 13, 2012 proposal.

At the Company Board’s regularly scheduled meetings on July 24-26, 2012, the Company Board discussed a range of strategic alternatives, including Party B’s proposal and a number of potential packaging acquisitions, as well as other organic and third-party strategic alternatives. Following these Company Board meetings, the Company informed Party B that it was not in a position to pursue Party B’s transaction at this time, but might be interested in doing so at a later date.

From late 2012 through February 2013, representatives of the Company and Party A from time to time discussed, both over the telephone and in person, whether Party A would be interested in exchanging certain of Party A’s assets for certain of the Company’s assets.

During the fall of 2012, the Company Board continued to discuss the possibility of selling the Company’s paper assets to Party B, and on October 5, 2012, the Company entered into a confidentiality agreement with Party B to enable further exploration of this alternative. Thereafter, the parties engaged in an extensive due diligence process, including, on October 18, 2012, a presentation by the Company’s management team to Party B.

On October 16, 2012, the Company publicly announced its decision to cease all production at its St. Helens, Oregon mill by the end of that year.

On November 9, 2012, Mr. Toeldte and the CEO of a paper company (“Party C”) discussed whether Party C would have an interest in purchasing all or some of the Company’s paper business. Early the following week, the CEO of Party C called Mr. Toeldte and indicated that Party C might be interested in purchasing the Company’s paper business; however, no formal proposal was forthcoming at that time.

On November 12, 2012, Party B presented a nonbinding proposal to acquire the Company’s paper business for $700 million, less any long-term, non-operating liabilities, and net of any excess cash. On November 14, 2012, after discussing the proposal with Mr. Albert, Mr. Toeldte delivered a letter to Party B informing Party B that its proposed value was insufficient. At its November 15, 2012, meeting, the Company Board confirmed the decision not to proceed with discussions with Party B for a transaction at that price. At its November 19, 2012 meeting, the Company Board determined to further explore a potential transaction with Party B regarding a sale of the Company’s paper business, contingent on Party B increasing the value of its previous offer.

On November 26, 2012, the Company entered into a confidentiality agreement with Party C and the companies began exchanging non-public information. Also on November 26, 2012, Party B presented a nonbinding proposal to acquire the Company’s paper business for $765 million, less any long-term, non-operating liabilities, and net of any excess cash.

At its December 3, 2012 meeting the Company Board reviewed a number of strategic alternatives, including the November 26 proposal from Party B. The Company Board instructed management to inform Party B that the Company was not prepared to proceed with Party B at that time.

On December 14, 2012, the Company Board determined that in light of potential transactions, including with Party B, the Company should engage a financial advisor to assist the Company in its evaluation of strategic alternatives. Following the Company Board’s determination, the Company’s management began the process of engaging a financial advisor and in mid-January the Company’s management met with potential financial advisors in New York City.

On December 22, 2012, Party A entered into a new confidentiality agreement with the Company.

During the first week of January 2013, Paul Stecko, Parent’s Executive Chairman, telephoned Mr. Albert to express interest in potential strategic opportunities with Boise. Following their telephone conversation, Mr. Stecko and Mr. Albert agreed to meet in Los Angeles, California on January 17, 2013 in order to continue their discussions.

On January 17, 2013, Mr. Albert and Mr. Toeldte met with Mr. Stecko and Mark Kowlzan, Parent’s Chief Executive Officer, to discuss potential strategic opportunities and, in particular, Parent’s potential interest in the Company’s packaging business. In late January and early February 2013, representatives of the Company held diligence meetings with representatives of Party B and Party C.

On January 21, 2013, Mr. Albert, Mr. Toeldte and Michael Murphy, the Company’s Corporate Vice President and Treasurer, met with Party B’s representatives to discuss whether Party B could improve its proposal based on new information regarding planned cost reductions and restructuring initiatives.

In February 2013, the Company engaged J.P. Morgan Securities LLC (“J.P. Morgan”) to act as its financial advisor with respect to potential strategic transactions.

On February 11, 2013, Party B delivered a revised proposal in which Party B offered to purchase the Company’s paper business for $765 million, less any long-term, non-operating liabilities, and net of any excess cash, plus a potential $50 million earn-out payment.

On February 13, 2013, Mr. Toeldte met with Party C’s President and Chief Executive Officer to discuss Party C’s interest in the Company’s paper business, including whether Party C would have the financial capability to fund or finance an acquisition of the Company’s paper business.

On March 3, 2013, Mr. Stecko and Mr. Albert discussed Parent’s potential interest in acquiring the Company’s packaging business or possibly the entire Company. Later in the week, Party B contacted the Company about Party B’s proposal regarding a potential transaction for the Company’s paper business, with a request that the Company negotiate exclusively with Party B.

On March 6, 2013, a representative of the Company called a representative of Party C to discuss whether Party C would be interested in making a proposal to purchase the Company’s paper business. The next day, an affiliate of Party C contacted J.P. Morgan to indicate that Party C would be interested in purchasing the Company’s paper business at a valuation of 3.0 - 3.5x the paper business’s EBITDA.

At the March 19, 2013 meeting of the Company Board, J.P. Morgan presented its preliminary observations and recommendations with respect to the Company’s strategic alternatives, including pursuing stand-alone operational improvements, exploring the sale of the business in whole or in part and acquisition opportunities. The Company Board discussed the continuing interest of Party B in the Company’s paper business, and the Company Board directed management to pursue this opportunity while simultaneously exploring other alternatives, including the sale of the Company as a whole. The Company Board directed J.P. Morgan to contact potentially interested parties to determine interest in the Company’s paper and packaging assets and the Company as a whole.

In late March 2013, J.P. Morgan began contacting 11 potential acquirors of the Company or its packaging business and four potential acquirors of the Company’s paper business. J.P. Morgan contacted a representative of Parent’s financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”). The BofA Merrill Lynch representative indicated, on behalf of Parent, that Parent’s preference was to explore an acquisition of the Company’s packaging business. In addition, a representative of J.P. Morgan met with a representative of Party B to discuss specific terms of a potential offer by Party B for the Company’s paper business, including the Company’s position that any agreement for the paper business should include a “go-shop” provision. Over the following days, the representatives of J.P. Morgan and Party B discussed possible terms of a potential agreement and confirmed Party B’s continued interest in the Company. During this period, Mr. Toeldte and Mr. Murphy also met with representatives of a private equity firm (“Party D”) with regard to a potential acquisition of the Company by Party D. On March 27, 2013, as a result of J.P. Morgan’s efforts to contact potential acquirors, the Company received a letter from another private equity firm (“Party E”), indicating an interest in acquiring the Company in a price range of $11.00 - $12.00 per share. J.P. Morgan also reached out to Party A to assess Party A’s continuing interest in the Company’s assets.

In early April 2013, the Company delivered a nonbinding indication of interest to a significant packaging company that was offering itself for sale (“Party F”). Thereafter, the Company conducted extensive diligence on Party F’s operations, including presentations by Party F’s management and tours of Party F’s facilities.

Also in early April 2013, the Company executed an amended confidentiality agreement with Party A and the companies began exchanging non-public information. J.P. Morgan had discussions with a number of potentially interested parties, including another large paper manufacturer (“Party G”) to determine Party G’s interest in the Company or certain of its assets, but Party G indicated it was not interested in proceeding in connection with a possible transaction, as well as a large packaging company (“Party H”), which indicated it would only be interested in acquiring the Company’s packaging business. J.P. Morgan and the Company also had extensive conversations with Party B regarding Party B’s strong interest in the Company’s paper business.

On April 1, 2013, J.P. Morgan contacted BofA Merrill Lynch because Parent had expressed interest in an acquisition of the Company, but also had expressed a need to better understand whether a transaction for only certain assets, or the entire Company, would be possible before proceeding to sign a confidentiality agreement and conducting further diligence. On April 8, 2013, Parent sent an indication of interest to the Company to acquire all outstanding Shares at a price of $10.75 per share or, alternatively, to purchase the Company’s packaging business on a debt-free basis for between $1.225 and $1.275 billion; Parent’s indication of interest was confirmed in a follow-up call from BofA Merrill Lynch to J.P. Morgan.

On April 11, 2013, the Chairman and Chief Executive Officer of a paper and packaging company (“Party I”) called Mr. Albert to express an interest in a transaction for the entire Company. J.P. Morgan provided certain public information to Party I to aid Party I in refining its valuation of the Company. Throughout April 2013, representatives of J.P. Morgan and the Company continued to contact potential buyers of the Company or its paper or packaging businesses.

At the April 16, 2013 meeting of the Company Board, J.P. Morgan provided an update on all of the parties that had been contacted, noting that the interest in the Company’s packaging business was significantly stronger than the interest in the Company’s paper business, other than in the case of Party B, which continued to express strong interest in the Company’s paper business.

On April 18, 2013, Party I sent a nonbinding indication of interest to J.P. Morgan for the acquisition of the Company’s packaging business, on a debt-free basis, at a valuation of $1.0 - $1.1 billion.

On April 21, 2013, Party B delivered an updated written indication of interest in the Company’s paper business for $775 million less deductions for certain long-term debt and other non-operating liabilities, and containing a request for a 30-day exclusivity period.

At the Company Board meeting held in conjunction with the Company’s annual stockholder meeting on April 24, 2013, J.P. Morgan reviewed the status of various strategic alternatives. As Party B was the only party that had expressed an interest in acquiring the paper business in a valuation range that might be acceptable to the Company Board, the Company Board instructed management to proceed with negotiations and further diligence with Party B on a sale of the Company’s paper business. At that meeting, the Company Board also instructed management and J.P. Morgan to pursue other options for a possible sale of the Company as a whole or for a sale of both the paper and packaging businesses to separate purchasers. The Company Board also instructed management to continue pursuing the potential acquisition of Party F. At that meeting, the Company Board also approved the Company undertaking major projects at its facilities in DeRidder, Louisiana and International Falls, Minnesota.

On April 25, 2013, Party A indicated to J.P. Morgan that it was not interested in acquiring the Company’s paper business and, therefore, would not be submitting an indication of interest to purchase the Company as a whole.

On April 28, 2013, J.P. Morgan and Party B held discussions regarding the 30-day exclusivity period requested by Party B. On April 29, 2013, Party B delivered a draft letter of intent in respect of its earlier indication of interest.

At the end of April 2013, J.P. Morgan and the Company’s outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), held discussions with Party B and its financial advisors regarding the terms of a transaction involving the Company’s paper business and the terms of the exclusivity agreement that Party B indicated it required before entering into negotiation of a definitive acquisition agreement.

On April 29, 2013, a representative of J.P. Morgan met with a principal of Party E to discuss Party E’s potential interest in an acquisition of the Company. On that same day, J.P. Morgan received a call from the financial advisor to a potential strategic acquiror (“Party J”), expressing interest in the Company’s packaging business.

On April 30, 2013, the Company sent its revised letter of intent and a draft of a purchase agreement to Party F.

Throughout May 2013, J.P. Morgan continued discussions with potential buyers of the Company’s packaging business, and Company personnel began intensive diligence activities with a number of potential packaging acquirors, as well as Party B. The Company also entered into confidentiality agreements with five parties, including both strategic and financial potential buyers. During this time, Party I indicated it was no longer interested in a transaction with the Company. Party A also indicated that it did not believe it could present an attractive valuation for the Company’s packaging business or paper business and that it did not intend to continue to pursue a transaction with the Company.

On May 2, 2013, the Company publicly announced that it was undertaking the projects at its facilities in DeRidder, Louisiana and International Falls, Minnesota.

Also on May 2, 2013, Parent and Boise Paper Holdings, L.L.C., a wholly-owned subsidiary of the Company, executed a confidentiality agreement. On May 6, 2013, the Company informed Parent that it would likely only be in a position to discuss a potential sale of the Company’s packaging business following that time. Later that week, Parent proceeded with due diligence.

Following negotiations between J.P. Morgan and Skadden and Party B and its legal counsel, on May 7, 2013, the Company and Party B executed a modified letter of intent for a transaction involving the Company’s paper business that included exclusivity provisions that, among other things, would not restrict the Company from soliciting proposals for the sale of its packaging business.

At a meeting held on May 9, 2013, the Company Board discussed the potential transaction with Party B and the status of discussions with potential acquirors of the Company’s packaging business. The Company Board instructed management and J.P. Morgan to move forward on both processes and determined not to continue consideration of the acquisition of Party F.

On May 10, 2013, Party E delivered a signed confidentiality agreement to the Company.

On May 13, 2013, the Company received an indication of interest from Party H, expressing an interest in purchasing the Company’s packaging business on a debt-free basis for between $950 million and $1,050 million structured as an asset acquisition. The next day, Party H sent the Company a revised indication of interest indicating that it would be interested in purchasing the Company’s packaging business on a debt-free basis at the same $950 - $1,050 million price range, structured as an acquisition of equity interests.

During the week of May 13, 2013, Mr. Toeldte called a representative of a large packaging company (“Party K”) to discuss whether Party K would be interested in acquiring the Company’s packaging business.

On May 14, 2013, Company management met with management of Parent in Chicago, Illinois. At the meeting, Company management gave a presentation regarding the Company’s packaging business.

On May 20, 2013, Skadden sent Party B’s legal counsel a draft purchase agreement for the Company’s paper business. That same day, Mr. Toeldte and J.P. Morgan discussed the sale of the Company’s packaging business with representatives of Party K. Following this conversation, J.P. Morgan contacted Party K asking it to provide a formal indication of interest for the Company’s packaging business no later than July 2, 2013.

On May 29, 2013, at a meeting of the Company Board, management and J.P. Morgan presented a review of the status of the potential transaction with Party B and the status of the process to evaluate potential opportunities with respect to the Company’s packaging business. That same day, the Company received an indication of interest from Parent at a valuation of $11.00 per share for an acquisition of the entire Company.

At a special meeting of the Company Board convened on May 30, 2013, management and J.P. Morgan updated the Company Board on the indication of interest from Parent and discussed the exclusivity obligation in the letter of intent signed with Party B that would prohibit the Company from discussing the indication of interest with Parent at that time.

On May 31, 2013, the Company received an indication of interest from Party J, expressing potential interest in purchasing the Company’s packaging business on a debt-free basis for $1.3 billion.

On June 3, 2013, the Company received an indication of interest from Party H, expressing an interest in purchasing the Company’s packaging business on a debt-free basis for between $1.2 and $1.3 billion.

Also on June 3, 2013, the Company received a markup of the draft purchase agreement from Party B’s legal counsel. During the first week of June, the Company, J.P. Morgan and Skadden continued discussions, negotiations and diligence activities with Party B and its representatives. On June 7, 2013, the exclusivity period with Party B ended, with Party B making no request for an extension. Shortly thereafter, J.P. Morgan contacted other interested parties to solicit indications of interest for the entire Company. Mr. Albert called Mr. Stecko to encourage Parent to present a higher price for the Company, indicating that the Company was again in discussions with other interested parties. Thereafter, the Company and J.P. Morgan continued discussions and diligence activities with five parties interested in either the Company or its packaging business.

At a special meeting of the Company Board on June 10, 2013, J.P. Morgan and management updated the Company Board on strategic alternatives. Because there had been no further interest expressed in the Company’s paper business, the Company Board renewed its consideration of a potential spin-off of that business. As part of this consideration, the Company Board discussed the possible complexities of splitting the Company or selling the Company in parts, including the risk of coordinating multiple transactions and the significant separation costs and negative tax implications that would result from selling the packaging business on a stand-alone basis.

On June 12, 2013, at a meeting in Salt Lake City, the Company’s management made a presentation concerning the sale of the Company as a whole to Parent. That same day, a principal of Party B indicated to J.P. Morgan that Party B would only be interested in purchasing the paper business at a valuation at or near $500 million.

Throughout June 2013, management of the Company made presentations to potential acquirors and engaged in due diligence meetings, and J.P. Morgan reached out to additional private equity firms that it considered might have both an interest in some or all of the Company’s assets and the financial ability to consummate a transaction. On June 19, 2013, Parent advised the Company that it was no longer interested in purchasing the Company as a whole, but remained interested in purchasing the Company’s packaging business. During this period, two other potential acquirors indicated that they were no longer interested in continuing to pursue an acquisition of the Company or its businesses.

On June 27, 2013, Party E delivered a written indication of interest to the Company for the purchase of the entire Company at a price of $11.50 per share. At a special meeting of the Company Board the next day, J.P. Morgan reported on the indication of interest from Party E and the likelihood that Party E would consummate a transaction at that price. The Company Board also received updates on the parties that were still in the process and those that had determined not to proceed with consideration of a transaction. J.P. Morgan and management discussed with the Company Board the continued interest that the Company was receiving in connection with a sale of its packaging business and the significant tax and separation costs that would be associated with a sale of the packaging business on a stand-alone basis.

In early July 2013, J.P. Morgan continued to contact potential strategic and financial buyers, with one previously contacted financial buyer indicating it would no longer participate in the process.

On July 8, 2013, the Company Board met in person to determine whether to proceed with further diligence and with negotiations with Party E. J.P. Morgan updated the Company Board on the ongoing review of strategic alternatives and the status of the parties in the process, noting that while there continued to be strong interest in the Company’s packaging business, there appeared to be no parties interested in an acquisition of the Company’s paper business at a price that would meet the Company Board’s expectations, and that Party E was the only party that had expressed a continuing interest in an acquisition of the entire Company. J.P. Morgan discussed other potential strategies with the Company Board, including the Company’s continued investment in the Company’s growth and a spin-off of the Company’s paper business. The Company instructed management to continue to explore a transaction with Party E while also continuing to consider other internal and external options.

During July 2013, J.P. Morgan received a number of calls from Party K, which had earlier expressed interest in the Company’s packaging business, and Party C, which had earlier expressed interest in the Company’s paper business, requesting that the Company waive certain restrictions in the two parties’ respective confidentiality agreements, so that the two parties or their affiliates could present a joint bid for the Company. Due to the level of leverage that Party C maintained at the time, on July 9, 2013, the Company asked J.P. Morgan to diligence Party C’s ability to utilize debt to finance an acquisition of the Company’s paper business. Soon thereafter, J.P. Morgan advised the Company that there could be some limitations and risks associated with Party C’s ability to utilize debt to finance an acquisition of the Company’s paper business. The Company did not grant the requested confidentiality agreement waivers.

In the following days, J.P. Morgan continued to discuss a potential transaction with representatives of Party E and Party E began intensive diligence including meetings and mill tours.

During this time, Mr. Stecko called Mr. Albert to reaffirm Parent’s interest in acquiring the Company’s packaging business on a stand-alone basis. Representatives of Parent and the Company discussed possible transaction structures and valuations that could be attractive to both companies; however, Parent and the Company were not able to agree on a transaction structure and valuation acceptable to Parent that, taking into account taxes and separation costs, would be likely to provide a higher total return to the Company’s stockholders than the transaction then proposed by Party E. Accordingly, on July 12, 2013, Parent and the Company ceased discussions regarding a potential strategic transaction.

In mid-July 2013, J.P. Morgan contacted an affiliate of Party C, which affiliate entered into a confidentiality agreement with the Company on July 22, 2013. The Company and the affiliate of Party C thereafter exchanged confidential information, and J.P. Morgan requested that Party C or its affiliate deliver an indication of interest with respect to the Company’s paper business no later than July 30, 2013.

On July 18, 2013, the Company sent a draft merger agreement to Party E.

On July 24, 2013, the Company Board held an in-person meeting at which J.P. Morgan and management presented an update on the Company’s strategic alternatives. The Company Board determined that it was not prepared to consider a transaction at less than $11.50 per share, noting that it did not currently have indications of interest that, when taking into account tax and separation costs, would be likely to result in more total value to stockholders than a whole Company transaction at $11.50 per share. The Company Board discussed whether a spin-off of the Company’s paper business and a sale of the Company’s packaging business could provide greater value to Company stockholders. The Company Board, with J.P. Morgan’s input, discussed concerns regarding the probability of achieving higher levels of total value for the Company’s stockholders in, as well as the risks and delays that could be involved in, a spin-off of the Company’s paper business and a sale of the Company’s packaging business. The Company Board determined that further analysis was warranted. The Company Board also determined that management should continue discussions with Party E and instructed J.P. Morgan to continue to reach out to potential acquirors.

On July 26, 2013, the Chief Executive Officer of Party K called Mr. Albert to discuss Party K’s interest in teaming with a potential purchaser of the Company’s paper business. Mr. Albert conveyed concern as to a three-party transaction or a transaction contingent upon a substantially concurrent sale of the paper business given the timing and consummation risk such transactions would represent. On July 31, 2013, J.P. Morgan contacted Party K’s financial advisors to report that the Company would not be prepared to move forward with a three-party or contingent transaction at that time.

On August 1, 2013, a representative of Party E reaffirmed a price of $11.50 per share to Mr. Albert. On August 2, 2013, Party K sent a letter to the Company Board including a per share valuation of $11.25 - $12.00, and again requesting permission to partner with an affiliate of Party C. The following week, on August 9, 2013, a principal of Party E called J.P. Morgan to indicate that Party E was no longer willing to proceed at a price of $11.50 per share. Based on conversations with the Company’s management and members of the Company Board, J.P. Morgan informed Party E that the Company was not prepared to proceed at a lower price and no further substantive negotiations or discussions followed between the Company and Party E.

On August 12, 2013, the Company received an indication of interest from Party C to acquire the Company’s paper business at a valuation of $625 - $700 million. On August 20, 2013, Party K sent another letter to the Company Board reaffirming its interest in acquiring the Company and again seeking the Company’s permission to partner with an affiliate of Party C. Mr. Toeldte responded to Party K by letter on August 22, 2013, reaffirming that Party K’s proposal, which was viewed by the Company as containing a third-party contingency, was not actionable or compelling at that time.

On August 23, 2013, the Company Board received a strategic update from management and J.P. Morgan, including a discussion of Party E and the proposals by Party K and Party C. The Company Board noted that none of the interested parties had presented a non-contingent proposal to purchase the Company as a whole, or its paper or packaging business, that it viewed as delivering appropriate value to stockholders. Over the next few days, J.P. Morgan indicated to an affiliate of Party C that the Company had decided not to proceed at that time on the basis proposed by Party C and also notified potential buyers of the packaging business that the Company was not prepared to sell its packaging business on a stand-alone basis at the valuations theretofore proposed by such potential buyers. On August 26, 2013, Party K sent another letter to the Company Board arguing that the Company should proceed with the transaction previously outlined by Party K. The next day, Party H’s financial advisor called J.P. Morgan to reiterate that Party H was interested in a potential transaction with the Company.

At the beginning of September 2013, a member of the Company Board and a member of the Board of Directors of Parent discussed further the possibility of a transaction between the two companies. On September 3, 2013, Mr. Stecko called Mr. Albert to indicate that Parent was prepared to offer $11.75 per share in an acquisition of the entire Company and could proceed on an expedited timeline. Following this conversation, Mr. Albert received a letter from Mr. Stecko reflecting the $11.75 per share proposal and requesting that the Company enter into a 21-day exclusivity agreement with Parent. J.P. Morgan contacted both Party K and Party H at this time to determine whether they would be willing to make improved bids for the Company; both parties indicated that they would consider the matter and provide revised proposals promptly. On September 4, 2013, Mr. Stecko and Mr. Albert discussed Parent’s proposal. Mr. Albert expressed that in order for the Company to enter into an exclusivity agreement, Parent would need to meaningfully increase its proposal. Mr. Stecko indicated a willingness of Parent to increase its proposal to $12.10 per share and to engage in expedited diligence, but reiterated Parent’s position that it would require the Company to enter into an exclusivity agreement. That day, both Party K and Party H indicated to J.P. Morgan that they were working on improved proposals for the Company. On September 5, 2013, Mr. Albert sent a letter to Mr. Stecko to confirm the $12.10 per share price proposed in their earlier conversation and laying out a proposed timeline for signing a definitive agreement no later than September 27, 2013.

On the evening of September 5, 2013, J.P. Morgan received a draft exclusivity agreement, sent on behalf of Parent, from BofA Merrill Lynch. Also on September 5, 2013, the Company received a letter from Party H stating its interest in pursuing a transaction with the Company, in either an all-cash transaction or a transaction wherein Company stockholders could elect to receive up to 50% of the consideration in stock of Party H.

The next morning, J.P. Morgan received a letter from Party K proposing a whole Company transaction at a per share value “in excess of $12.00 in cash.” The letter also contemplated a potential alternative pursuant to which Company stockholders could choose to receive a portion of the transaction consideration in stock of Party K. J.P. Morgan sought clarification as to whether Party K’s proposal was made on Party K’s assumption that Party C or an affiliate would participate in either contemplated transaction and urged a quick response. Also on September 6, 2013, a representative of the Company sent to a representative of Parent a draft of a confidentiality agreement to be entered into prior to Parent being permitted to re-commence due diligence on the Company.

On September 7, 2013, J.P. Morgan received clarification from Party K that its offer would not be contingent on the participation of Party C or one of its affiliates. Given the apparently competitive nature of Party K’s proposal as compared to Parent’s proposal, Mr. Albert called Mr. Stecko to inform him that the Company would not proceed on an exclusive basis with Parent, although the Company would proceed to negotiate a transaction with Parent on the proposed time frame.

On the morning of September 8, 2013, Kent Pflederer, Parent’s Senior Vice President, Legal and Administration, telephoned Karen Gowland, the Company’s Senior Vice President, General Counsel and Secretary, to confirm that Parent would proceed with diligence and negotiation of a definitive agreement without an exclusivity agreement with the Company. Later that day, Boise Paper Holdings, L.L.C. entered into a confidentiality agreement with Parent, which superseded their existing confidentiality agreement. Also that day, the Company received a letter from Party K increasing its proposal to acquire the Company to a price of $12.50 per share, consisting of up to 50% of stock of Party K, at the election of the Company stockholders, with the balance in cash.

On September 8, 2013, representatives of Parent began confirmatory due diligence work with representatives of the Company. The next day, the Company received a draft of a revised confidentiality agreement with Party K requiring that Party K be able to share the Company’s confidential information with Party C and its affiliate in order to permit Party K to make either a “joint bid” or a subsequent separation of the paper and packaging businesses of the Company. J.P. Morgan attempted to clarify with Party K’s financial advisor whether the requirement to be able to share information with Party C reflected that Party C’s participation would be required for Party K to commit to a transaction. Party K’s financial advisor maintained that it was Party K’s position that Party C and its affiliate should be allowed to participate in the due diligence process. On that day, Party J’s financial advisor contacted J.P. Morgan and reiterated Party J’s interest in purchasing the Company’s packaging business, but not the entire Company.

From September 9, 2013 through September 12, 2013, representatives of Parent toured the Company’s mills and other facilities.

On the evening of September 9, 2013, Mr. Stecko called Mr. Albert to inform Mr. Albert that the confirmatory due diligence process was proceeding well and that he believed Parent would be ready to sign a definitive agreement by the following weekend. Mr. Stecko requested that the Company continue to work with Parent in accordance with its proposed timeline.

On September 10, 2013, representatives of J.P. Morgan and representatives of the Company each communicated the position that in order for the Company to proceed as proposed by Parent, it would likely be necessary for Parent to increase its price above $12.10. J.P. Morgan also expressed to Party H’s financial advisor that it was important that Party H provide a valuation as soon as possible. Also on that day, Skadden sent to Mayer Brown LLP (“Mayer Brown”), Parent’s outside legal counsel, a draft acquisition agreement contemplating a tender offer followed by a back-end merger that would be consummated in accordance with Section 251(h) of the DGCL.

On September 11, 2013, International Paper Company announced plans to permanently close its mill in Courtland, Alabama, with full closure expected to be completed by the end of the first quarter in 2014 (the “IP Announcement”). Following the IP Announcement, J.P. Morgan again contacted Party B to determine whether Party B would be willing to increase the price at which it would be prepared to purchase the Company’s paper business. Party B responded to J.P. Morgan that it continued to be interested in purchasing the Company’s paper business only at a valuation at or near $500 million. None of the parties previously contacted by J.P. Morgan to assess their interest in the purchase of the Company’s paper business or of the entire Company expressed any renewed interest as a result of the IP Announcement.

Over the next few days, J.P. Morgan continued to discuss the structure of Party K’s bid with Party K’s financial advisor. Party K was unable to provide assurance that it was prepared to execute on a whole Company, stand-alone transaction at $12.50 per share that was not contingent on the involvement of a third party, and none of the other former participants in the process provided any increased proposals. On the evening of September 12, 2013, Mayer Brown sent a mark-up of the draft merger agreement to Skadden.

On September 14, 2013, Party H submitted a written indication of interest to the Company at a valuation of $11.50 per share in cash or a combination of cash and up to 50% Party H stock. J.P. Morgan contacted Party H’s financial advisor to explore whether Party H would raise its price, but no indication of a higher price was forthcoming. In a telephonic conversation that afternoon, Mr. Stecko reported to Mr. Albert that Parent would increase its proposal to $12.55 per share, but that it would require a termination fee equal to 4% of the equity value of the Company. The Company’s management and Mr. Albert, in consultation with J.P. Morgan and Skadden, determined to strongly resist Parent’s demand for a 4% termination fee, but determined that it would be beneficial for the Company’s in-house counsel and Skadden to begin negotiating the other terms of the draft merger agreement, which negotiations began telephonically that evening. During the evening, at a special meeting of the Company Board, Mr. Albert briefed the Company Board on the status of the respective indications of interest that the Company had received and asked Company Board members to be prepared for an in-person board meeting the following day to review those alternatives and the status of negotiations with Parent.

On September 15, 2013, negotiations on the draft merger agreement continued. That night the Company convened a special in-person meeting of the Company Board. The meeting was delayed and interrupted multiple times as the parties negotiated the remaining terms of the merger agreement, including the termination fee. Early in the morning on September 16, 2013, the parties agreed to a resolution of remaining open issues, including a termination fee of 3.5% of equity value, and the Company Board meeting continued. At the Company Board meeting, J.P. Morgan reviewed the strategic alternatives and competitive bid process that had been conducted. The Company Board again reviewed issues associated with various alternatives, including the tax, separation costs and execution risks associated with a spin-off or sale of the Company’s paper business or a sale of the Company’s packaging business. Among the issues that the Company Board discussed with respect to a spin-off or sale of either the Company’s paper business or packaging business were concerns (i) that a spin-off of the Company’s paper business or a sale of the Company’s packaging business would leave the resulting paper business thinly capitalized with a highly concentrated customer base, (ii) as to the significant dis-synergies entailed in a splitting of corporate services and (iii) as to costs related to a spin-off of the Company’s paper business or sale of the Company’s packaging business, including potential additional payments to the Company’s debt holders. The Company Board also considered the potential impact on the Company’s paper business and on the paper market generally of the IP Announcement, including the Company Board’s assessment of the markets affected and the timing of such impact. Following a review of the Company Board’s fiduciary duties by a representative of Skadden, a review of the terms of the proposed merger agreement, a valuation analysis from J.P. Morgan, the rendering of an opinion by J.P. Morgan to the effect that, as of the date of such opinion, and subject to and based on the factors, assumptions, limitations and qualifications set forth therein, the $12.55 per share consideration to be received in the Offer and Merger by holders of Shares was fair, from a financial point of view, to such holders and a discussion of the proposed merger agreement and potential alternatives, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby, including that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger will be consummated as soon as practicable following the consummation of the Offer, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares in the Offer. Immediately following the meeting of the Company Board, the compensation committee of the Company Board reviewed the terms of, and approved, certain Company employment compensation and employee benefit arrangements with respect to the employees of the Company, as more fully described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

On the morning of September 16, 2013, the Company, Parent and Purchaser executed the Merger Agreement.

Prior to the opening of the markets on September 16, 2013, the Company and Parent issued a joint press release announcing the proposed transaction. The press release is filed as Exhibit (a)(1)(G) to this Schedule 14D-9, and is hereby incorporated herein by reference.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the holders of Shares accept the Offer and tender their Shares in the Offer, the Company Board considered numerous factors in consultation with the Company’s senior management, outside legal counsel and financial advisors, including the following material factors, each of which the Company Board believes supported its determinations:

•	Cash Tender Offer; Certainty of Value. The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger was all cash and considered the certainty of value and liquidity of such cash consideration.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered:

•	the fact that the Offer Price represents an approximately 26% premium to the trading price at which the Shares closed on September 13, 2013, the last trading day before the announcement of the Offer;

•	the fact that the Offer Price represents premiums of approximately 39%, 39% and 41.9% over the average trading prices for the Shares for the one-month, two-month and three-month periods ending immediately before the date of announcement of the Offer, respectively;

•	the fact that the Offer Price is approximately 17% higher than the price included in the initial proposal received from Parent on April 8, 2013 of $10.75 per Share;

•	the fact that no other potential bidder submitted an offer to acquire the Company on terms as favorable as those contained in the Offer and the Merger, with several potential bidders indicating that they could not support a valuation at the level of the Offer Price; and

•	the Company Board’s belief that, based on the history of the Company’s negotiations with Parent, it had obtained Parent’s and Purchaser’s best offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•

J.P. Morgan Fairness Opinion. The Company Board considered the financial presentation and opinion, dated September 15, 2013, of J.P. Morgan to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $12.55 per Share consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and Purchaser and any other direct and indirect wholly-owned subsidiaries of Parent), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below in “— Opinion of the Company’s Financial Advisor” and as set forth in its entirety as Annex A hereto and incorporated herein by reference.

•	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position in its industry, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company. The Company Board considered the prospective risks to the Company as a stand-alone entity, including the financial condition and prospects of the Company and execution risk associated with management’s business plan for the Company. The Company Board also discussed the benefit to the Company’s stockholders of an acquisition at a significant premium to the unaffected market price without being subject to the risks referred to above.

•	Strategic Alternatives. The Company Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of: remaining an independent public company and implementing certain changes to the Company’s operations and financing structure; spinning off the paper business into a stand-alone entity held by Company stockholders; or selling substantially all of the assets primarily related to either the paper business segment or the packaging business segment with the intention of operating the remaining business for the benefit of Company stockholders or pursuing the subsequent sale thereof. The Company actively sought proposals starting in early 2013 from multiple potential acquirers with the financial capacity to acquire either the Company as a whole or its paper business or packaging business (as more fully described above in “— Background of the Offer”).

•	Negotiations of Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated in the context of a competitive process, at arm’s-length between the Company and Parent with the assistance of their respective legal and financial advisors.

•	Tender Offer Structure. The Company Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration, utilizing Section 251(h) of the DGCL, would likely enable holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction.

•	Terms of the Merger Agreement. The Company Board believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company’s stockholders. In particular:

•	Ability to Consider Alternative Transactions and to Terminate the Merger Agreement. The Company Board considered the provisions of the Merger Agreement that prohibit the Company from soliciting an alternate acquisition proposal from a third party, other than in accordance with the terms and subject to the conditions of the Merger Agreement. In that regard, the Company Board noted that it would be permitted to furnish non-public information to, and engage in discussions or negotiations with, any third party that submits to the Company an unsolicited proposal, provided that, among other conditions, the Company Board determines in good faith (after consultation with its financial and outside legal advisors) that such proposal constitutes or could reasonably be expected to lead to a superior proposal. The Company Board also considered that it would be able to terminate the Merger Agreement to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would require the Company to pay Parent a termination fee of approximately 3.5% of the equity value of the Offer and the Merger, taken as a whole, which was in the reasonable range of termination fees in similar acquisition transactions.

•	Ability to Change Recommendation to Stockholders. The Company Board considered that it retained the ability to withhold, withdraw, modify or qualify its recommendation to the

Company’s stockholders, if it concludes in good faith (after consultation with its outside legal counsel) that a failure to do so would be inconsistent with the Company Board’s fiduciary duties, including (with certain limitations) in connection with the receipt of a superior proposal. The Company Board also noted that the exercise of this right would give Parent the right to terminate the Merger Agreement and could require the Company to pay Parent the termination fee.

•	Specific Performance and Monetary Damages. The Company Board considered that the Company would be entitled to seek specific performance or monetary damages in the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so. The Company Board also considered that, in the event the transactions are not consummated in certain circumstances, Parent would be required to pay the Company a reverse termination fee of $30,000,000. The Company Board considered further that, in the event the Merger Agreement is terminated for any reason other than a breach by the Company of its representations, warranties or covenants to Parent and Purchaser under the Agreement, Parent would be required to pay the Company expense reimbursement in the amount of $10,000,000.

•	Likelihood of Consummation. The Company Board considered the likelihood that the Merger will be consummated. In particular, the Board took into account:

•	the absence of any financing condition to consummation of the Offer or the Merger;

•	the reputation and financial condition of Parent, and Parent’s ability to complete the transactions contemplated by the Merger Agreement;

•	Parent’s stated desire to close the transaction quickly;

•	that consummation of the Offer is conditioned on a majority of the then-outstanding Shares (on a fully diluted basis, after giving effect to the cancellation of certain equity awards) being validly tendered in the Offer and that such minimum tender condition could not be waived by Parent;

•	that Parent, subject to its limited rights to terminate the Offer, would be required to extend the Offer, at the Company’s request, for up to ten business days beyond the initial expiration date of the Offer if the Minimum Condition were not satisfied as of such date;

•	that there are relatively few conditions to the Offer and the Merger and the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act;

•	the outside date of January 31, 2014 for consummating the Merger, which provides for approximately four and one-half months to complete the transactions contemplated by the Merger Agreement;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger; and

•	the Company’s ability under the Merger Agreement to pursue damages.

The Company Board also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

•	Risk of Non-Consummation. The Company Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on:

•	the market price of the Shares;

•	the Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination fee payment; and

•	the Company’s ability to attract and retain key personnel.

•	Restrictions on Soliciting Proposals. The Company Board considered that the Merger Agreement imposes restrictions on soliciting Acquisition Proposals from third parties, including the absence of an explicit “go-shop” provision. However, based upon the robust process to identify strategic alternatives and the broad outreach to potential acquirers of the Company or its businesses as described above in “— Background of the Offer,” the Company Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably available to the Company.

•	Future Growth. The Company Board considered the fact that if the proposed Merger is consummated, the Company will no longer exist as an independent company, and the Company’s stockholders will no longer participate in the future growth and profits of the Company or benefit from any increases in the value of Company Common Stock. The Company Board concluded that providing the Company’s stockholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would have a speculative potential for future gain.

•	Transaction and Opportunity Costs. The Company Board considered that the Company would incur significant transaction and opportunity costs attempting to consummate the transactions contemplated by the Merger Agreement.

•	Possible Disruption of Business. The Company Board considered the possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees. The Company Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger. The Company Board believed that it was likely that these risks would be minimized as a result of the transaction being structured as a tender offer, which could result in the prompt consummation of the transactions contemplated by the Merger Agreement.

•	Offer and Merger Consideration Taxable. The Company Board considered that the cash consideration to be received by the Company’s stockholders in the Offer and the Merger would be taxable to the stockholders. The Company Board believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate liquidity for the payment of any taxes due.

•	Termination Fee. The Company Board considered the termination fee of $44,835,000 that could become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal. The Company Board did not believe that the termination fee would likely deter third parties from making a competing proposal for the Company. The Company Board was also apprised by its legal and financial advisors of the nature and amount of the termination fee in relation to those in other similar transactions.

•	Reverse Termination Fee. The Company Board considered the reverse termination fee of $30,000,000 that could become payable in the event that Parent elects to terminate the Merger Agreement in connection with certain provisions thereof related to applicable antitrust laws. In some circumstances, receipt of the reverse termination fee would constitute the Company’s sole and exclusive remedy under the Agreement, other than its right to receive the expense reimbursement described above.

•	Interests of Directors and Officers that are Distinct from the Interests of the Company’s Stockholders. The Company Board considered the interests of certain members of senior management in the Offer and the Merger, including the arrangements described above in Item 3 of this Statement, and that all Company Options (whether vested or unvested), Company RSUs and Company Performance Unit Awards would be cashed out upon consummation of the Offer.

The foregoing discussion of the factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Company Board may have given different weight to different factors.

Opinion of the Company’s Financial Advisor.

J.P. Morgan Securities LLC.

Pursuant to an engagement letter dated February 28, 2013, the Company retained J.P. Morgan as its financial advisor in connection with one or more possible transactions, including (a) any merger, consolidation, or other business combination pursuant to which the business of the Company is combined with that of another person; the acquisition by another person, directly or indirectly, of a majority of the capital stock of the Company, by way of tender or exchange offer, negotiated purchase or any other means; and/or the acquisition by another person, directly or indirectly, of the assets, properties and/or businesses of the Company, by way of a direct or indirect purchase or other means or (b) any merger, consolidation, or other business combination pursuant to which a majority of the business of either the Company’s paper division or the Company’s packaging division is combined with that of another person; the acquisition by another person, directly or indirectly, of a majority of the capital stock of the Company’s paper division or the Company’s packaging division, by way of negotiated purchase or any other means; the acquisition by another person, directly or indirectly, of a majority of the assets, properties and/or businesses of the Company’s paper division or the Company’s packaging division, by way of a direct or indirect purchase; and/or any spin-off, split-off or other dividend of securities of the Company’s paper division or the Company’s packaging division to holders of Shares of the Company. On September 15, 2013, at a meeting of the Company Board held to evaluate the Offer and the Merger (for purposes of this “Item 4 — Opinion of the Company’s Financial Advisor”, the Offer and the Merger, taken together and not separately, are referred to herein as the “Transaction”), J.P. Morgan rendered to the Company Board an oral opinion, subsequently confirmed by delivery of a written opinion dated September 15, 2013, to the effect that, as of that date and based on and subject to the factors and assumptions set forth in its opinion, the $12.55 per Share consideration to be paid in the Transaction to the holders of Shares is fair, from a financial point of view, to such holders.

The full text of J.P. Morgan’s written opinion, dated September 15, 2013, to the Company Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is included as Annex A to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares are urged to read the opinion carefully in its entirety. The description of J.P. Morgan’s opinion set forth in this document is qualified by reference to the full text of J.P. Morgan’s opinion. J.P. Morgan’s written opinion is addressed to the Company Board, is directed only to the consideration to be paid to the holders of Shares and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or how any such stockholder should vote with respect to the Transaction or any other matter.

In connection with rendering its opinion described above and performing the related financial analysis, J.P. Morgan, among other things:

•	reviewed a draft dated September 15, 2013 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company and Parent with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan, in giving its opinion, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct nor was provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction, will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the $12.55 per Share consideration to be paid in the Transaction to the holders of Shares and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the $12.55 per Share consideration to be paid in the Transaction to the holders of Shares or with respect to the fairness of any such compensation.

J.P. Morgan’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to the Transaction or any other matter. The opinion was approved by a fairness opinion committee of J.P. Morgan.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of certain of the financial analyses utilized by J.P. Morgan in connection with providing its opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. All market data used by J.P. Morgan in its analyses was as of September 13, 2013.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for publicly traded companies engaged in businesses which may generally be considered similar to the Company’s business. The companies were as follows:

Graphic Paper:

•	Domtar Corporation

Containerboard:

•	International Paper Company

•	Rock-Tenn Company

•	Packaging Corporation of America

•	Smurfit Kappa Group

•	Greif, Inc.

•	Kapstone Paper and Packaging Corp

•	Cascades Inc.

Specialty Paper:

•	P.H. Glatfelter Company

•	Neenah Paper Inc.

Other:

•	Resolute Forest Products Inc.

None of the selected companies reviewed is identical to the Company and certain of these companies may have characteristics that are materially different from those of the Company. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company based on business sector participation, financial metrics and operating characteristics and products. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

In all instances, multiples were based on closing stock prices on September 13, 2013. For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies were based on the selected companies’ filings with the SEC and publicly available Wall Street research analysts’ consensus estimates.

J.P. Morgan calculated and analyzed the ratios of each selected company’s firm value (“Firm Value”) to consensus equity research analysts’ estimates for calendar year 2013 and calendar year 2014 earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA minus capital expenditures, which are referred to as Firm Value/EBITDA 2013E and Firm Value/EBITDA 2014E and Firm Value/EBITDA-CAPEX 2013E and Firm Value/EBITDA-CAPEX 2014E, respectively. For purposes of this analysis, the Firm Value of each company was obtained by adding its debt and minority interest (if any) to, and subtracting its most recent publicly disclosed cash balance from, the fully diluted market value of its common equity as of September 13, 2013. In all instances, the Company’s EBITDA for 2013 excludes cold outage expense at the DeRidder, Louisiana mill and other non-recurring items. The following presents the results of this analysis:

Category	Firm Value/EBITDA 2013E	Firm Value/EBITDA 2014E	Firm Value/EBITDA- CAPEX 2013E	Firm Value/EBITDA- CAPEX 2014E
Graphic Paper:
Median	4.8x	4.1x	8.0x	6.1x
Mean	4.8x	4.1x	8.0x	6.1x

Containerboard:
Median	7.6x	6.6x	11.0x	9.4x
Mean	7.7x	6.8x	11.7x	9.5x

Specialty Paper:
Median	8.0x	7.0x	12.8x	9.9x
Mean	8.0x	7.0x	12.8x	9.9x

Other:
Median	4.8x	4.7x	11.7x	11.3x
Mean	4.8x	4.7x	11.7x	11.3x

J.P. Morgan also analyzed trading multiples based on Firm Value to estimated next twelve months (or “NTM”) EBITDA for the Company and the selected companies as of September 13, 2013 and also calculated on a rolling basis beginning in September 2012 and September 2010 an average for the 1-year and 3-year periods. Results of the analysis were presented for the selected companies, as indicated in the following table:

Selected Companies	Current	1-year	3-year
Boise	5.0x	4.5x	4.2x
Kapstone Paper and Packaging Corp(1).	7.8x	6.8x	5.7x
Packaging Corporation of America	8.0x	7.4x	6.8x
Domtar Corporation	4.4x	4.1x	4.0x
International Paper Company	6.6x	6.3x	5.6x

Note: 2013 Boise EBITDA excludes cold outage expense at the DeRidder, Louisiana mill and other non-recurring items.

(1)	Pro forma for acquisition of Longview Fibre Paper and Packaging, Inc. as of June 10, 2013.

Based on the results of these analyses and other factors which it considered appropriate, J.P. Morgan applied (i) a Firm Value/EBITDA 2013E multiple range of 5.75x to 6.75x to the Company management’s projected 2013E EBITDA, (ii) a Firm Value/EBITDA 2014E multiple range of 5.00x to 6.00x to the Company management’s projected 2014E EBITDA, (iii) a Firm Value/EBITDA-CAPEX 2013E multiple range of 9.00x to

11.00x to the Company management’s projected 2013E EBITDA minus 2013E capital expenditures and (iv) a Firm Value/EBITDA-CAPEX 2014E multiple range of 7.00x to 9.00x to the Company management’s projected 2014E EBITDA minus 2014E capital expenditures. This analysis resulted in the following implied per Share price ranges, rounded to the nearest ten cents, as compared to the per Share consideration of $12.55:

Valuation Basis	Applicable Amount		Implied per Share Price Range
2013 Firm Value/ EBITDA	$325 million		$11.60	$14.70
2014 Firm Value/ EBITDA	$379 million		$11.80	$15.50
2013 Firm Value/ EBITDA-CAPEX	$180 million	(1)	$9.20	$12.70
2014 Firm Value/ EBITDA-CAPEX	$229 million	(1)	$9.00	$13.40

Note: Valuation as of September 30, 2013, assumes $678 million of net debt as of September 30, 2013, rounded to the nearest ten cents; 2013 EBITDA excludes cold outage expense at the DeRidder, Louisiana mill and other non-recurring items.

(1)	Adjusted for $37 million and $77 million of DeRidder conversion capital expenditures in 2013E and 2014E, respectively, as projected by management.

Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected transactions involving businesses which, for purposes of J.P. Morgan’s analysis, may generally be considered similar to the Company’s business. For each of the selected transactions, J.P. Morgan calculated, to the extent information was publicly available, the transaction value divided by the EBITDA of the target or the target business for the twelve-month period immediately preceding the announcement of the respective transaction (the “TV/LTM EBITDA”). The transactions considered, the month and year each transaction was announced, and the resulting TV/LTM EBITDA are as follows:

Transaction	TV/LTM EBITDA
Domtar Corporation’s acquisition of four Georgia-Pacific paper mills announced in April 2001	6.0x
Apollo Management LP’s acquisition of International Paper Company’s coated paper unit announced in June 2006	6.8x
Domtar Corporation’s acquisition of Weyerhaeuser’s fine paper business announced in August 2006	8.7x	(1)
NewPage Corporation’s acquisition of Stora Enso Oyj’s paper manufacturing operations in North America announced in September 2007	8.5x	(2)
Aldabra 2 Acquisition Corp.’s acquisition of Boise White Paper, L.L.C., Boise Packaging & Newsprint, L.L.C. and Boise Cascade Transportation Holdings Corp. announced in September 2007	7.0x
Rock-Tenn Company’s acquisition of Southern Container Corp announced in February 2008.	7.2x
International Paper Company’s acquisition of Weyerhaeuser’s packaging business announced in March 2008	6.9x	(3)
Kapstone Paper and Packaging Corp’s acquisition of MeadWestvaco Corporation’s Charleston Kraft Division announced in April 2008	6.0x
Rock-Tenn Company’s acquisition of Smurfit-Stone Container Corp announced in January 2011.	8.4x	(4)
Smurfit Kappa Group’s acquisition of Orange County Container Group announced in September 2012	6.4x
Kapstone Paper and Packaging Corp’s acquisition of Longview Fibre Paper and Packaging, Inc. announced in June 2013	7.5x

(1)	EBITDA does not include $200 million of estimated synergies; transaction multiple of 5.7x with synergies.
(2)	EBITDA does not include $265 million of estimated synergies; transaction multiple of 4.5x with synergies.
(3)	Excludes $1.4 billion net present value of tax attributes.
(4)	Transaction value includes $0.7 billion after-tax pension liability; transaction multiple of 7.2x excluding pension liability.

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a TV/LTM EBITDA multiple range of 6.00x to 7.00x to the Company management’s estimate for EBITDA for the twelve months ended September 30, 2013 (“LTM EBITDA”). The analysis resulted in the following implied per Share price range, rounded to the nearest ten cents, as compared to the per Share consideration of $12.55:

Valuation Basis	Applicable Amount	Implied per Share Price Range
LTM EBITDA	$310 million	$11.50	$14.50

Note: Valuation as of September 30, 2013, assumes $678 million of net debt as of September 30, 2013, rounded to the nearest ten cents; 2013 EBITDA excludes cold outage expense at the DeRidder, Louisiana mill and other non-recurring items.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2013 through 2022 based upon financial projections prepared by management of the Company. J.P. Morgan also calculated a range of terminal values of the Company at the end of the ten year period ending 2022 by applying a perpetual growth rate ranging from (0.25)% to 0.25% to the unlevered free cash flow of the Company during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 8.5% to 10.5%, which were chosen by J.P. Morgan based upon an analysis of the capital structures and costs of equity and debt of the Company and its publicly traded comparable companies. In calculating the implied fully diluted equity value per Share, J.P. Morgan adjusted the implied Firm Value for the Company’s net debt and divided by the fully diluted Shares outstanding. Based on the foregoing, the analysis resulted in an implied per Share range between $9.40 and $13.80, rounded to the nearest ten cents, as compared to the per Share consideration of $12.55.

Historical Stock Price Analysis

J.P. Morgan reviewed the 52-week trading range of the Company’s stock price, which was adjusted for a special dividend of $0.72 per Share paid December 12, 2012. Specifically, the reference range, rounded to the nearest ten cents, was $6.90 to $10.00 for the 52-week trading range ended September 13, 2013. J.P. Morgan noted that this review of the 52 week trading range of the Company’s stock price was not a valuation methodology or a component of its fairness analysis but was presented merely for informational and reference purposes.

J.P. Morgan reviewed the per Share consideration of $12.55 to be paid to holders of Shares pursuant to the Merger Agreement in relation to the closing price of Shares on September 13, 2013. J.P. Morgan also reviewed the per Share consideration of $12.55 to be paid to holders of Shares pursuant to the Merger Agreement in relation to the volume-weighted average market prices (“VWAP”) of Shares during the one-month, two-month and three-month periods ended September 13, 2013. The results of this review were as follows:

Premium Analysis	Value	Premium
Premium to 9/13/2013 close	$9.96	26.0%
Premium to one-month VWAP	$9.03	39.0%
Premium to two-month VWAP	$9.03	39.0%
Premium to three-month VWAP	$8.85	41.9%

Analyst Price Targets

J.P. Morgan reviewed the price targets for Shares by certain equity research analysts, and noted that such price targets ranged from $10.50 per Share to $12.00 per Share. J.P. Morgan noted that this review of analyst price targets was not a valuation methodology or a component of its fairness analysis but was presented merely for informational and reference purposes.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company, which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it, except as noted above, and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed is identical to the Company and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company based on business sector participation, financial metrics and operating characteristics and products. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transactions on the basis of such experience and its familiarity with the Company.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company and the Parent, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as lead arranger on two of the Company’s credit facilities in November of 2011, and acting as joint lead arranger on two of the Parent’s credit facilities in October of 2011. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and the Parent, for which it receives customary compensation or other financial benefits. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or the Parent for J.P. Morgan’s own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

For a description of the terms of J.P. Morgan’s engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Intent to Tender.

To the knowledge of the Company, after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender into the Offer all Shares which are held of record or beneficially by such executive officer or director.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained J.P. Morgan as its financial advisors to advise the Company Board in connection with the Transaction. Additional information pertaining to the retention of J.P. Morgan is set forth in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Opinion of the Company’s Financial Advisor” and “— Background of the Offer” above and is incorporated by reference herein.

Pursuant to an engagement letter dated February 28, 2013, the Company has agreed to pay J.P. Morgan a fee of approximately $13 million upon the closing of the Transaction, including (i) a fee of $250,000, per quarter, payable in arrears for four quarters commencing on the date of the engagement letter to be credited (only once) against the $13 million fee and (ii) a fee of $1 million, which was payable upon delivery of J.P. Morgan’s opinion, to be credited against the $13 million fee. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the fees and disbursements of counsel, not to exceed $75,000 (increased in June 2013, by oral agreement, to $150,000) without the consent of the Company (such consent not to be unreasonably withheld), and indemnify J.P. Morgan for certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the Company’s knowledge after reasonable inquiry, no transactions in the Common Stock have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Certain Company Projections.

The Company’s management does not as a matter of course make public projections as to future performance or earnings. Given the cyclical, commodity nature of its businesses, projections for extended periods become highly speculative and unreliable. However, the Company provided, among other information, certain non-public forward-looking information concerning the Company’s anticipated operating performance for fiscal years ended December 31, 2013, 2014 and 2015 (detailed in the “Summary Management Forecast” table below) prepared by the Company’s management to the Company Board in connection with its consideration of the Offer and the Merger, and to J.P. Morgan. Certain of these financial projections were also provided to Parent, Purchaser and Parent’s financial advisor.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 are not applicable to any forward looking statements made in connection with the Offer. The Company’s filings with the SEC are available at www.sec.gov.

The financial projections were prepared solely based on the Company’s internal plans and used in support of strategic planning and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance with respect to such information or its achievability. Furthermore, the financial projections may differ from publicized analyst estimates and forecasts and do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to, risks and uncertainties described in reports filed by the Company with the SEC under the Exchange Act, including, without limitation, under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Purchaser or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. None of the Company, Purchaser, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were provided to the Company Board and to J.P. Morgan.

SUMMARY MANAGEMENT FORECAST

(Amounts in Millions)

	FY 2013F(1)	FY 2014P	FY 2015P
Sales	$2,453	$2,457	$2,522
EBITDA	$325	$379	$415
Capex	$181	$227	$148
Free Cash Flow	$95	$58	$172

(1)	2013 numbers exclude one-time items and the cold outage costs at the Company’s mill in DeRidder, Louisiana

Information Regarding Executive Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of our chief executive officer, chief financial officer and three other most highly compensated executive officers for 2012 (our “Named Executive Officers”) that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation that may become payable to our Named Executive Officers.

The Company’s Named Executive Officers will be entitled to cash payments in respect of outstanding and unvested Company Options, Company RSUs, Company Performance Unit Awards and Company Restricted Stock, as more fully described under “ — Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

The Company’s Named Executive Officers are each a party to a severance agreement with Boise Paper Holdings, L.L.C. that provide severance benefits upon termination of the Named Executive Officer’s employment under certain circumstances, subject to the execution of a valid release of employment-related claims. The severance agreements also impose confidentiality and nondisparagement provisions and contain nonsolicitation provisions that continue for one year after termination of employment.

The table set forth below contains estimates of the payments described above for each of the Named Executive Officers, assuming that each such officer’s employment is terminated immediately following the Acceptance Time (which is assumed for this purpose to occur on September 20, 2013) under circumstances that would entitle the Named Executive Officer to severance payments and other benefits under the severance agreements. In accordance with SEC disclosure rules, the payments set forth under the column entitled “Equity” below are only with respect to unvested awards and will not require a termination of employment in order to be payable; such amounts will become payable upon the Acceptance Time pursuant to the terms of the Merger Agreement.

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)[1]	Equity ($)[2]	Pension/ NQDC ($)[3]	Perquisites/ Benefits ($)[4]	Tax Reimbursement ($)[5]	Other ($)[6]	Total ($)[7]
Alexander Toeldte	3,400,000	8,325,977	0	37,202	0	106,675	11,869,854
Samuel K. Cotterell	1,402,500	1,896,295	0	9,377	0	23,192	3,331,364
Robert A. Warren	682,500	1,894,619	0	9,311	0	113,145	2,699,575
Judith M. Lassa	1,442,000	2,236,606	931,033	8,575	0	17,168	4,635,382
Karen E. Gowland	635,250	1,502,042	942,542	18,392	0	17,168	3,115,394

(1)	This amount represents severance that would be payable under the applicable Named Executive Officer’s severance agreement in the event of a qualifying termination of his or her employment immediately following the Acceptance Time.
(2)	This amount includes the value of outstanding and unvested Company Options, the vesting of which will be accelerated immediately prior to the Acceptance Time and which will then be cancelled in exchange for a cash payment representing the difference between the Offer Price and the applicable exercise price; unvested Company RSUs and Company Performance Unit Awards, which will be cancelled as of the Acceptance Time in exchange for a cash payment per share equal to the Offer Price; and Company Restricted Stock, the vesting of which will be accelerated immediately prior to Acceptance Time and which will then be converted into the right to receive a cash payment per share equal to the Offer Price. For those performance units measured based on our comparative total stockholder return, the calculations assume performance corresponding to a maximum performance. The actual payment, which will depend on actual performance through the Acceptance Time, cannot be determined until the Acceptance Time.
(3)	Ms. Lassa’s and Ms. Gowland’s severance agreements each provide that if the Named Executive Officer has satisfied the service, but not the age, requirements of the SERP, as in effect immediately prior to her separation, she will receive a monthly benefit, commencing on the earliest date she could have elected to begin to receiving benefits under the SERP, equal to the benefit to which she would have been entitled under the SERP, had she satisfied the age and service requirements as of the date of her separation. Each of Ms. Lassa and Ms. Gowland would be entitled to this benefit if she were to experience a qualifying termination of employment immediately following the Acceptance Time in accordance with the severance agreements. In calculating the present values shown, SERP benefits are assumed to commence as of the first of the month following the Named Executive Officer reaching age 55. Present values are calculated as of October 1, 2013, using a 5.21% discount rate and the RP-2000 annuitant and non-annuitant mortality tables with static projections of mortality improvements as prescribed for 2014 funding valuations by Section 430(h)(3)(A).
(4)	The amount in this column represents the value of benefit continuation to be provided to the Named Executive Officer following a qualifying termination of employment (or, for Mr. Toeldte, the amount of the lump-sum payment in respect of such coverage). The continuation of health and welfare benefit values are actuarial estimates of the company’s cost of continuing the benefit, based on our actual costs in 2012.

Ms. Lassa’s and Ms. Gowland’s severance agreements also provide for continuation of the Named Executive Officer’s supplemental life insurance benefit, the value of which is estimated based on 2013 premium costs and included in this column.

Amounts included in the Perquisites/Benefits column include the Company’s cost for providing post-termination coverage under the benefit plans listed below.

Name	Health, life & accidental death and dismemberment insurance ($)(a)	Supplemental life ($)	Total Perquisites/Benefits ($)
Alexander Toeldte	37,202	0	37,202
Samuel K. Cotterell	9,377	0	9,377
Robert A. Warren	9,311	0	9,311
Judith M. Lassa	65	8,510	8,575
Karen E. Gowland	11,621	6,771	18,392

(a)	Ms. Lassa does not participate in company health benefits and thus would receive only life and accidental death and dismemberment insurance benefits.

(5)	None of the Named Executive Officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.
(6)	In May 2011, March 2012, and December 2012, we paid special cash dividends to our stockholders of record. At the time these dividends were declared, our Named Executive Officers held unvested stock option awards and Mr. Warren held a restricted stock unit award, which, pursuant to the terms of the award agreements, did not accrue dividends. To align management and shareholder interests regarding dividend strategy, the compensation committee of our board of directors approved special cash payments to our Named Executive Officers payable at the time of award vesting, equal in value to the dividends they would have received at the time the special cash dividends were paid had the stock options been vested and exercised and the restricted stock units have vested prior to the dividend record date. These amounts will be paid out upon the vesting of the applicable award at the Acceptance Time.

Regulatory Approvals.

Antitrust Compliance.

The Offer is conditioned on satisfaction of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) will have expired or been terminated at or prior to the Expiration Date. If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the condition that all waiting periods under the HSR Act will have expired or been terminated, the Expiration Date of the Offer will be extended in certain circumstances. See “Section 1— Terms of the Offer” in the Offer to Purchase.

U.S. Antitrust Compliance.

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 16 — Legal Matters; Required Regulatory Approvals — Antitrust Compliance” in the Offer to Purchase.

The HSR Act provides for an initial 15 calendar day waiting period following the FTC’s and the Antitrust Division’s receipt of Parent’s Premerger Notification and Report Form under the HSR Act before Parent and Purchaser may purchase Shares in the Offer. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Parent and the Company each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on September 26, 2013. Accordingly, the initial waiting period applicable to the purchase of Shares will expire at 11:59 p.m. (Eastern Time) on October 11, 2013 unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material from Parent prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares in the Offer and the Merger. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

The Company believes that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act.

State Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire fifteen percent or more of such corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder”. The Company’s Second Amended and Restated Certificate of Incorporation provides that the Company expressly elects not to be governed by Section 203 of the DGCL. Furthermore, the Company Board approved the Merger and the Offer and purchases of tendered Shares by Parent, Purchaser or their affiliates. Consequently, the provisions of Section 203 of the DGCL do not prohibit the Offer or the Merger.

Merger Without a Vote.

If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, a merger can be effected without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, the Merger Agreement provides that the Merger will be effected without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who did not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and the right to receive in cash the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. Such appraised value may be greater than, the same as, or less than the Offer Price or the Merger Consideration (which is equivalent to the Offer Price). Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING BRIEF SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SOLICITATION/RECOMMENDATION STATEMENT AS ANNEX B. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Stockholders who wish to demand their right to an appraisal of their Shares must so notify the Company in writing by delivering to the Company at Boise Inc., 1111 West Jefferson Street, Suite 200, Boise, Idaho 83702-5388, Attention: Karen E. Gowland, within the later of the consummation of the Offer and October 16, 2013, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal; not tender their Shares in the Offer; and continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time. The Company recommends that such notification be sent to it by registered or certified mail, with return receipt requested.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares immediately prior to the Effective Time. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS. STOCKHOLDERS SHOULD NOTE THAT SURRENDER OF A CERTIFICATE OR CERTIFICATES FOR THEIR SHARES OR DELIVERY OF A LETTER OF TRANSMITTAL TO THE DEPOSITARY AND PAYING AGENT WILL, AND ACCEPTANCE OF THE MERGER CONSIDERATION WILL, CONSTITUTE A WAIVER OF APPRAISAL RIGHTS UNDER THE DGCL.

Appraisal Procedures.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the Depositary and Paying Agent, or failure to deliver share certificates to the Depositary and Paying Agent, as the case may be, does NOT satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.

As provided under Section 262, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within such time limit will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the share certificate or certificates that represent such stockholder’s Shares or in the book entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian, attorney-in-fact or officer of a corporation, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company (“DTC”). Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Within 120 days after the Effective Time, but not thereafter, the Surviving Company or any holder of Shares who has complied with the provisions of Section 262 and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demand appraisal. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholders who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been perfected.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (a) within 10 days after a written request therefor has been received by the surviving corporation or (b) within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery and a copy thereof is served upon the Company, the Company will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. After notice to such stockholders by the Register in Chancery, as required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Time through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as, or less than the value of the Offer Price or the Merger Consideration payable in the Merger (which is equivalent to the Offer Price). The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings.

The costs of the appraisal proceeding may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and then such stockholders must follow the procedures set forth in the Letter of Transmittal and accompanying instructions in order to receive payment of the Merger Consideration.

At any time within 60 calendar days after the Effective Time, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration offered in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the surviving corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court deems just.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Certain Litigation Related to the Offer.

Following the September 16, 2013 announcement of the Merger Agreement, two purported class action lawsuits were brought against the Company, the members of the Company Board, Parent and Purchaser, captioned Ratley v. Boise, Inc., et al., C.A. No. 8933 (Sept. 20, 2013) and DCM Multi-Manager Fund, LLC v. Boise Inc., et al., C.A. No. 8944 (Sept. 25, 2013), which we refer to collectively as the Delaware actions. Collectively, the Delaware actions generally allege that the individual defendants breached their fiduciary duties to the Company’s public stockholders because, among other things, they allegedly obtained a price in the proposed acquisition of Boise by Parent and Purchaser that is inadequate and not the fair value that could be obtained under the circumstances for the Company’s public stockholders. The Delaware actions also generally allege that Parent and Purchaser (and, in the case of one such action, the Company) aided and abetted those alleged violations. The plaintiffs purport to bring each of the Delaware actions on behalf of a class of Company stockholders, and seek relief that includes injunctive relief and/or damages and an award of attorneys’ and experts’ fees and costs. The Company believes that each of the Delaware actions is without merit and intends to defend vigorously against all claims asserted.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, as filed with the SEC on May 2, 2013 and August 1, 2013, respectively.

Forward-Looking Statements.

All statements, other than historical facts included in this Schedule 14D-9 are forward-looking statements. We have used the words “anticipate,” “believe,” “could,” “estimate,” “intend,” “may,” “plan,” “predict” and similar terms and phrases, including references to assumptions or projections, in this Schedule 14D-9 to identify such forward-looking statements These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to various risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of our stockholders will tender their stock in the Offer; the possibility that competing offers may be made; the possibility that closing conditions to the transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; that there is a material adverse effect on the business, results of operations, assets, liabilities or financial condition of the Company and its subsidiaries, taken as a whole; the effects of disruption from the transactions on our business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may delay or impede the consummation of the transactions, result in significant costs of defense, indemnification and liability; transaction costs; other business effects, including effects of industry, economic or political conditions outside of the Company’s control; as well as risks discussed from time to time in the Company’s public filings with the SEC, including Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this Schedule 14D-9. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. There may be events in the future that the Company is unable to predict accurately, or over which it has no control. The Company’s business, financial condition, results of operations and prospects may change. The Company may not update these forward-looking statements, even though its situation may change in the future, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information. The Company qualifies all of the information contained in this Schedule 14D-9, and particularly these forward-looking statements, by these cautionary statements.

ITEM 9.	EXHIBITS.

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 26, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 26, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(1)(G)	Joint press release issued by Boise Inc. and Parent, dated September 16, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Boise Inc. and BZ Intermediate Holdings LLC with the Securities and Exchange Commission on September 17, 2013).

(a)(2)	Letter, dated September 26, 2013, to the stockholders of Boise Inc. (included in materials mailed to stockholders).

(a)(5)	Opinion of J.P. Morgan Securities LLC, dated September 15, 2013 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of September 16, 2013, by and among Parent, Purchaser, and Boise Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Boise Inc. with the Securities and Exchange Commission on September 17, 2013).

(e)(2)	Confidentiality Agreement, dated as of September 6, 2013 between Parent and Boise Paper Holdings, L.L.C. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Severance Agreement dated December 9, 2010, between Boise Paper Holdings, L.L.C. and Alexander Toeldte (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Boise Inc. and BZ Intermediate Holdings LLC with the Securities and Exchange Commission on December 14, 2010).

(e)(4)	Form of 2010 Officer Severance Agreement (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by Boise Inc. and BZ Intermediate Holdings LLC with the Securities and Exchange Commission on March 2, 2011).

Exhibit No.	Description

(e)(5)	Form of Indemnification Agreement between Boise Inc. and its Directors and Elected Officers (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Boise Inc. and BZ Intermediate Holdings LLC with the Securities and Exchange Commission on November 2, 2010).

(e)(6)	Boise Paper Holdings, L.L.C. Supplemental Early Retirement Plan (SERP) for Certain Elected Officers effective February 22, 2008 (incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K filed by Boise Inc. with the Securities and Exchange Commission on February 24, 2009).

(e)(7)	Boise Inc. — Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Boise Inc. with the Securities and Exchange Commission on February 28, 2008).

(e)(8)	Boise Inc. — Bylaws, amended and restated effective as of July 11, 2008 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Boise Inc. with the Securities and Exchange Commission on July 14, 2008).

Annex A: Opinion of J.P. Morgan Securities LLC dated September 15, 2013.

Annex B: Section 262 of the Delaware General Corporation Law.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOISE INC.

By:	/s/ Karen E. Gowland
Name:	Karen E. Gowland
Title:	Senior Vice President, General Counsel and Secretary

Dated: September 26, 2013

ANNEX A

September 15, 2013

The Board of Directors

Boise Inc.

1111 West Jefferson Street, Suite 200 (83702)

P.O. Box 990050

Boise, ID 83799-0050

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Boise Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger dated as of September 15, 2013 (the “Agreement”), among the Company, Packaging Corporation of America (the “Acquiror”) and a wholly-owned subsidiary of the Acquiror (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $12.55 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror, Acquisition Sub or any other direct or indirect wholly-owned subsidiary of the Acquiror, and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated September 15, 2013 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the

Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as lead arranger on two of the Company’s credit facilities in November of 2011, and acting as joint lead arranger on two of the Acquiror’s credit facilities in October of 2011. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and the Acquiror, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251 (h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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